                                           Filed by MediChem Life Sciences, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                   Subject Company: MediChem Life Sciences, Inc.
                                                   Commission File No. 000-31781
                                           Press Release dated February 22, 2002


FOR IMMEDIATE RELEASE
CONTACT:   RICHARD WIELAND AT MEDICHEM, 630-783-4600


              MEDICHEM LIFE SCIENCES REPORTS 2001 FINANCIAL RESULTS


CHICAGO, February 22, 2001 - MediChem Life Sciences, Inc. (NASDAQ: MCLS) a Chicago-based drug discovery company, announced today its financial results for the fourth quarter and the year ended December 31, 2001.

FOURTH QUARTER 2001 RESULTS

For the quarter ended December 31, 2001, total revenues were $5.1 million versus $5.5 million for the same period last year. Total contract revenues were $4.9 million for the fourth quarter of 2001 compared to $5.3 million for the same period last year, exceeding estimates of revenues provided in the Company's third quarter earnings release. Contract revenue -- non-related party was $4.9 million for the fourth quarter of 2001 compared to $4.2 million for the fourth quarter of 2000, an increase of 16%. Milestone and royalty revenues for the fourth quarter of 2001 were consistent with the $0.2 million in the same period last year.

The Company reported a net loss to common stockholders of $2.4 million, or negative $0.09 per share, for the three months ended December 31, 2001. This compares to a net loss to common stockholders, excluding nonrecurring charges, of $1.8 million, or a negative $0.08 per share, in 2000. Contributing to the net loss for the fourth quarter of 2001 was a $0.8 million restructuring charge related to additional staff reductions that occurred in the fourth quarter of 2001.

For the quarter, EBITDA, including the $0.8 million restructuring charge, was a negative $1.7 million versus a negative $2.0 million in the same period in 2000 and compared favorably to the estimated EBITDA loss of $2.8 - $3.0 million provided by the Company at the end of the third quarter. The approximate $1.0 million improvement of EBITDA versus the estimated amount resulted from the higher than projected contract service revenue and savings attributable to the accelerated cost reduction programs executed during the quarter. The net operating loss generated during the quarter produced a tax benefit of $0.6 million.

FULL YEAR 2001 RESULTS

Total revenues for the year ended December 31, 2001 were $20.6 million, which represents a 1% decrease over total revenues of $20.8 million for the same period last year. Total revenues -- non-related party for the year 2001 increased by $1.4 million, or 9%, to $17.9 million in 2001 from $16.5 million in 2000. Total contract revenues - related party were $2.7 million for the full year 2001 compared to $4.3 million in 2000, a 36% decrease. Net loss available to common stockholders, excluding impairment charges, for fiscal 2001 was $10.8 million, or negative $0.41 per share, compared to a net loss, excluding nonrecurring charges related to the retirement of preferred stock, of $5.5 million, or negative $0.43 per share in 2000.

"We are pleased the Company exceeded its estimated results for the fourth quarter and made significant improvements to EBITDA," said Company president and CEO Michael T. Flavin, Ph.D. "We look forward to continuing our growth as we transition into the merger with deCODE Genetics. The combination of deCODE's genomics-based target discovery program and MediChem's small molecule discovery and development capabilities will yield a powerful engine for discovering new drugs."

MERGER WITH deCODE GENETICS, INC.

On January 8, 2002 MediChem announced it is entering into a definitive merger agreement with deCODE genetics, Inc. (Nasdaq/Nasdaq Europe: DCGN) in a stock for stock exchange. The transaction has been approved by the boards of directors of both companies and is expected to close following MediChem's shareholder vote on March 14, 2002. Shareholders of MediChem representing approximately 62% of the voting rights of the outstanding MediChem common stock have entered into an agreement by which such shareholders have agreed to vote all of their shares in favor of approval and adoption of the merger agreement.

The merger will give deCODE capabilities in chemistry and structural proteomics that will be used in the implementation of its strategy of turning its targets identified by applying population genomics to common diseases into novel drugs for the market. In addition to developing small molecule drugs with deCODE, MediChem will continue to provide chemistry-based drug discovery and development services to other pharmaceutical and biotechnology customers.

COMPANY HIGHLIGHTS

     - During the fourth quarter, Pharmacia committed to three separate collaborations with MediChem. These collaborations include a medicinal chemistry agreement signed in October, a reference standard agreement also signed in October and a chemical development agreement signed in December.

     - MediChem signed a five-year master services agreement with DuPont Crop Protection. The first two projects under the agreement involve combinatorial library synthesis and multi-kilo scale chemical development.

     - MediChem's Emerald BioStructures subsidiary and Anadys Pharmaceuticals entered into an eighteen-month structural proteomics agreement for the co-crystallization and structure determination of Anadys' protein targets bound to their proprietary lead compounds. Anadys will pay research fees to MediChem and upon the completion of specified scientific achievements Anadys will have the option to extend the collaboration.

     - In November MediChem's new subsidiary, Advanced X-Ray Analytical Services (AXAS) began operation. AXAS is the first company in the United States to offer state-of-the-art synchrotron X-ray analysis on demand. The service offerings include techniques such as protein crystallography, powder diffraction, and X-ray spectroscopy. AXAS targets the pharmaceutical, biotechnology, and material science markets. Its facilities are located at the Advanced Photon Source of Argonne National Laboratory, the brightest X-ray source in the US. The structure determination of proteins which are potential targets for new drugs is a crucial part of modern drug discovery. The APS is the premier X-ray proteomics tool in the western hemisphere.

     - During the quarter, MediChem was awarded first time projects with 14 new customers and the company expanded projects with 17 existing customers.

     - In January of 2002, MediChem was awarded a phase I Small Business Innovation Research grant from the National Institutes of Health focused on the chiral synthesis of pharmaceutical intermediates. Changes in FDA regulations have placed increasing pressure on pharmaceutical companies to develop chirally pure compounds. Pharmaceutical companies are intent on developing single-isomer chiral pharmaceuticals, but have found that doing so using traditional chemistry approaches is difficult, expensive or simply impossible.

MediChem Life Sciences (www.medichem.com) is a drug discovery company that combines the power of structural proteomics with medicinal chemistry to deliver more effective drugs and drug targets. MediChem's technology platform includes a broad range of integrated R&D capabilities. MediChem partners with pharmaceutical and biotechnology companies in addition to conducting proprietary research.

                                      # # #

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. These forward-looking statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that might cause a material difference include, but are not limited to, those relating to risks that if MediChem's services and technologies fail to perform as expected or if there is lower demand for these than expected, MediChem's financial condition and operating results may be materially and adversely affected. MediChem's financial condition and operating results may also be materially and adversely affected by a number of other factors, including, but not limited to, adverse changes in competitive and economic conditions, or difficulties and adverse actions by third parties and licensors, as well as other risks identified in MediChem's annual report on Form 10-k filed with the Securities and Exchange Commission.

                  MEDICHEM LIFE SCIENCES, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                      Three-month period                 Twelve-month period
                                                                       ended December 31,                 ended December 31,
                                                                 ------------------------------      ------------------------------
                                                                     2001              2000             2001             2000
                                                                 ------------      ------------      ------------      ------------
Contract Revenue:
 Contract revenue                                                $  4,879,080      $  4,198,007      $ 17,134,886      $ 16,057,678
 Contract revenue-related party                                        18,564         1,112,332         2,755,340         3,311,807
                                                                 ------------      ------------      ------------      ------------
Total contract revenue                                              4,897,644         5,310,339        19,890,226        19,369,485

Contract service costs:
 Contract service costs                                             2,692,393         2,683,348        10,877,287         8,864,056
 Contract service costs-related party                                  11,282           453,563           973,820         1,328,143
                                                                 ------------      ------------      ------------      ------------
Total contract service costs                                        2,703,675         3,136,911        11,851,107        10,192,199

Gross profit                                                        2,193,969         2,173,428         8,039,119         9,177,286

 Milestone and intellectual property revenue, net                     212,138           191,667           758,011           413,667
 Milestone and intellectual property revenue-related party, net       (10,736)          (11,160)          (10,736)          988,840
                                                                 ------------      ------------      ------------      ------------
Total milestone and intellectual property revenue, net                201,402           180,507           747,275         1,402,507

Operating expenses:
 Selling, general and administrative                                2,956,682         4,294,460        15,100,143        11,386,274
 Research and development                                             309,317            13,422         1,641,549            13,422
 Depreciation and amortization                                      1,070,826         1,604,526         6,929,215         4,192,537
 Restructuring and impairment charges                                 841,957                 -        45,533,969                 -
                                                                 ------------      ------------      ------------      ------------
Total operating expenses                                            5,178,782         5,912,408        69,204,876        15,592,233

Loss from operations                                               (2,783,411)       (3,558,473)      (60,418,482)       (5,012,440)

Other income (expense):
 Interest expense                                                    (252,935)          (97,114)         (862,403)         (882,648)
 Interest income                                                       54,809           222,879           600,245           371,188
 Loss on disposal of asset                                                  -                 -           (23,945)                -
 Other, net                                                                 -          (674,947)            1,289          (674,947)
 Change in value of redeemable stock warrants                               -           589,742                 -        (1,579,517)
                                                                 ------------      ------------      ------------      ------------
Total other income (expense)                                         (198,126)           40,560          (284,814)       (2,765,924)
                                                                 ------------      ------------      ------------      ------------

Loss before income taxes                                           (2,981,537)       (3,517,913)      (60,703,296)       (7,778,364)
Benefit for income taxes                                             (607,200)       (1,686,909)      (11,331,025)       (2,266,909)
                                                                 ------------      ------------      ------------      ------------
Net loss                                                           (2,374,337)       (1,831,004)      (49,372,271)       (5,511,455)
  Less:
  Deemed dividend on redemption & conversion of preferred stock             -        12,673,781                 -        12,673,781
  Accretion to redemption value of preferred stock                          -           143,578                 -         1,137,119
                                                                 ------------      ------------      ------------      ------------
     Net loss available to common stockholders                   $ (2,374,337)     $(14,648,363)     $(49,372,271)     $(19,322,355)
                                                                 ============      ============      ============      ============

Per share data - basic and diluted:
     Net loss available to common stockholders                   $      (0.09)     $      (0.65)     $      (1.86)     $      (1.49)
                                                                 ============      ============      ============      ============


     Weighted average number of common shares outstanding          26,647,997        22,550,317        26,573,517        12,945,106
                                                                 ============      ============      ============      ============

                  MEDICHEM LIFE SCIENCES, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEET DATA


                                                   December 31,    December 31,
                                                      2001             2000
                                                  ------------     ------------

Cash and marketable securities                    $  6,751,441     $ 21,277,242
Accounts receivable, net                             2,616,159        3,166,699
Prepaid & other current assets                       1,109,676        2,074,070
                                                  ------------     ------------
Total current assets                                10,477,276       26,518,011
Property and equipment, net                         28,372,975       25,632,716
Other assets                                           250,226          135,619
Intangibles, net                                     5,154,666       53,017,714
                                                  ------------     ------------
     Total assets                                 $ 44,255,143     $105,304,060
                                                  ============     ============

Current liabilities                               $  5,895,594     $  8,221,602
Long-term debt & capital lease obligations          13,034,903       10,851,251
Deferred taxes                                               -       11,636,370
Total stockholders' equity                          25,324,646       74,594,837
                                                  ------------     ------------
     Total liabilities and stockholders' equity   $ 44,255,143     $105,304,060
                                                  ============     ============

                                     # # #

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those relating to risks that the stockholders of MediChem may not approve the merger, risks that the merger will not be consummated and other risks identified from time to time in reports and other documents that deCODE and MediChem files with the Securities and Exchange Commission. MediChem is under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER TRANSACTION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND FIRST MAILED TO MEDICHEM'S STOCKHOLDERS ON OR ABOUT FEBRUARY 13, 2002. Copies of the proxy statement/prospectus (and other documents filed by MediChem) may be obtained free of charge at the Commission's website at www.sec.gov. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

In addition to the proxy statement/prospectus, MediChem files annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by MediChem at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. MediChem's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

MediChem, its respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of MediChem with respect to the transactions contemplated by the merger agreement. A description of any interests that MediChem's directors and executive officers have in the proposed merger are available in the proxy statement/prospectus.

This press release is not an offer to purchase shares of MediChem, nor is it an offer to sell shares of deCODE common stock which may be issued in any proposed merger with MediChem. Any issuance of deCODE common stock in any proposed merger with MediChem would have to be registered under the Securities Act of 1933, as amended and such deCODE common stock would be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.



                                     # # #